UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: July 19, 2004

                        Commission File Number 001-12510

                                  ROYAL AHOLD
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                     (Address of principal executive office)





         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                      -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   __                  No    X
                                                   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________.

         On July 19, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Company entered on July 18, 2004 into an agreement with ICA Forbundet Invest AB ("ICA Forbundet") pursuant to which ICA Forbundet will purchase from Ahold half of the shares of ICA AB that Ahold will, in turn, purchase from Canica AS ("Canica"), under the put option exercised by Canica. A copy of the press release is attached hereto as Exhibit 99.1.

         This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     KONINKLIJKE AHOLD N.V.


Date:  July 19, 2004                      /s/   P.N. Wakkie
                                     -------------------------------------------
                                     By:    P.N. Wakkie
                                     Title: Executive Vice President and
                                            Chief Corporate Governance Counsel

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Royal Ahold press release, dated July 19, 2004, announcing that the Company entered on July 18, 2004 into an agreement with ICA Forbundet pursuant to which ICA Forbundet will purchase from Ahold half of the shares of ICA AB that Ahold will, in turn, purchase from Canica, under the put option exercised by Canica